# csi wireless™

• CSI Wireless Inc.
• 4110 - 9 Street SE • Calgary • AB • Canada • T2G 3C4 • www.csi-wireless.com
• Phone (403) 259•3311 • Fax (403) 259•8866

RECEIVED
JAN 31 A 10:

07020707

January 24, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

**Re: CSI Wireless Inc. Rule 12g3-2(b) Submission**
**File No. 82-34943**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we furnish you herewith the following:

1. Press Release dated January 19, 2007 – CSI Wireless to Change Name to "Hemisphere GPS" to Support GPS Business Focus
2. Press Release dated December 20, 2006 – CSI Receives C$7.3M on Sale of Telular Shares, Sells Asset Link Business
3. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated December 1, 2006
4. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated December 1, 2006
5. Press Release dated November 28, 2006 – Hemisphere GPS, a Division of CSI Wireless, Introduces New SBX-4 DGPS Beacon Module

Please contact us should you have any questions, 403-259-3311.

**PROCESSED**
FEB 0 2 2007
THOMSON
FINANCIAL

Yours truly,
CSI Wireless Inc.

Tracy Bedard
Executive Assistant

# CSI Wireless to Change Name to "Hemisphere GPS" to Support GPS Business Focus

*Forecasting 20% growth in 2007 GPS sales*

**Calgary, Alberta – January 19, 2007** - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced GPS products, forecasting a strong year for its GPS business, plans to formally change its corporate name to "Hemisphere GPS Inc.", as part of its renewed focus on the strengths of its GPS business. The Company has begun re-branding efforts with the corporate name change planned to become official at the Company's Annual General Meeting, to be held in Calgary on May 9, 2007. The name change is subject to, among other things, shareholder approval. Until the legal name change, CSI will be carrying on business as "Hemisphere GPS".

"We sold our wireless businesses last year and this year as part of the refocusing on our GPS business, we are initiating a corporate re-branding strategy to leverage the leadership that our Hemisphere GPS brand enjoys in the market," stated Steven Koles, President & CEO of CSI Wireless – now Hemisphere GPS. "We have closed 2006 in line with expectations and 2007 presents a fresh start for us as an efficient, focused, pure-play GPS company. We've already had a strong start to the year and we expect revenue growth of 20% in our GPS business in 2007."

Hemisphere GPS will continue to promote its successful product brands which include its Crescent GPS technology and its Outback Guidance products. The Company is well positioned to serve the growing demand for accuracy and machine control applications in 2007. In addition, Hemisphere GPS has several new technologies and products scheduled for release in 2007 that will further enhance our market opportunities.

### About Hemisphere GPS and CSI Wireless

Hemisphere GPS, a division of CSI Wireless Inc., designs and manufactures innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS and CSI Wireless, go to www.hemispheregps.com and www.csi-wireless.com.

#### Forward Looking Information

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic and industry conditions; changes in laws and regulations; fluctuations in foreign exchange and interest rates; stock market volatility; volatility in market prices for GPS products; competition for, among other things, capital and skilled personnel; obtaining required approvals of regulatory authorities and other risk factors set forth in the Company's Annual Information Form which is available at www.sedar.com. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

**For more information, please contact:**
Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No.
82-34943

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

# CSI Receives C$7.3M on Sale of Telular Shares, Sells Asset Link Business

**Calgary, Alberta – December 20, 2006** - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced GPS products, today provided an update on the wind-down of its discontinued Wireless operations.

The Company announced that it has sold 1.9 million shares of Telular Corp. for net proceeds of approximately C$7.3 million. Telular issued the shares to CSI Wireless in May 2006 as a component of the consideration for Telular's acquisition of CSI's fixed wireless business.

The Company also announced that it has completed the sale of the assets associated with its Asset-Link Telematics business to CHI-Agra Products Inc., of Vancouver, Canada. At closing, the Company received cash and a short-term promissory note totaling US$100,000 and has the potential to earn US$250,000 based on the volume of Asset-Link products sold by CHI-Agra. Under this agreement, CHI-Agra takes on the responsibilities for ongoing customer support.

"We are pleased to report significant progress in completing our wind-down activities as we had committed," stated Steven Koles, Chief Executive Officer of CSI Wireless. "We will move into 2007 with a strong balance sheet, clean and efficient operations and a dedicated focus on our market-leading Hemisphere GPS products and technologies."

**About CSI Wireless**

CSI Wireless designs and manufactures innovative, cost-effective GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

**For more information, please contact:**

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No.
82-34943

## Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : CSI Wireless Inc.

---

| | |
|---|---|
| Civil Title: | Mr. |
| First Name: | Chad |
| Middle Name: | Alan |
| Surname: | Lind |
| Date of Birth (MM/DD/YYYY): | 01/03/1970 |
| Has a PIF been submitted: | No | When: |

---

| Type of Change | Position Title | Effective Date |
|---|---|---|
| New | General Manager, Hemisphere Air | 12/01/2006 |

---

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Tracy Joanne Bedard |
| Phone: | 4036406720 |
| Email: | tbedard@csi-wireless.com |
| Submission Date: | |
| Last Updated: | 12/01/2006 |

File No.
82-34943

# Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : CSI Wireless Inc.

| | |
|---|---|
| Civil Title: | Mr. |
| First Name: | Ronald |
| Middle Name: | Anthony |
| Surname: | Spinek |
| Date of Birth (MM/DD/YYYY): | 02/17/1942 |
| Has a PIF been submitted: | Yes |

When: 01/19/2006

| Type of Change | Position Title | Effective Date |
|---|---|---|
| Terminated/Resigned | VP & GM, Hemisphere GPS Air Division | 12/01/2006 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Tracy Joanne Bedard |
| Phone: | 4036406720 |
| Email: | tbedard@csi-wireless.com |
| Submission Date: | |
| Last Updated: | 12/01/2006 |

Hemisphere GPS © csi wireless™ File No. 82-34943

www.hemispheregps.com - www.csi-wireless.com

Toronto Stock Exchange Symbol: CSY

# Hemisphere GPS, a Division of CSI Wireless, Introduces New SBX-4 DGPS Beacon Module

**Calgary, Alberta – November 28, 2006** - (TSX:CSY): CSI's Hemisphere GPS division, a global manufacturer of GPS products, has announced the introduction of its new SBX-4 differential GPS (DGPS) beacon module. The SBX-4 is the newest DGPS beacon module in Hemisphere GPS' SBX series, the world's most popular DGPS beacon modules.

The SBX-4 is designed for use by Original Equipment Manufacturers (OEM) who need to integrate a versatile precision beacon receiver module into their product.

"The new SBX-4 adds to our company's history of leadership and success in beacon products," said Steven Koles, President and CEO of Hemisphere GPS. "The SBX-4 is one of the few OEM products on the market that is IEC 61108-4 compliant and fully compatible with the beacon radio navigation networks."

The SBX-4 DGPS Beacon Module features:

- Dual channel design allowing for strongest signal or new closest station (database) tracking
- Patented ceramic filter blocks out-of-band signals to optimize reception
- Reverse compatibility simplifies integration with products based on the existing SBX-2 and SBX-3 modules
- Boot loader ensures firmware upgrade reliability
- Dual serial ports to accommodate separate RTCM and NMEA communications
- Certified IEC 61108-4 and RoHS compliant

The SBX-4 is a seventh generation differential radio beacon receiver that is designed and manufactured by Hemisphere GPS. It is a compact module that receives GPS differential correction data broadcast through a worldwide network of beacons. It is fully backward compatible with previous SBX modules and complies with the new IEC 61108-4 beacon standard for improved performance and additional features.

Hemisphere GPS has integrated the SBX-4 into several products including the new Crescent R110 DGPS Receiver.

For further information on this product, please visit www.hemispheregps.com.

**About CSI Wireless and Hemisphere GPS**

Hemisphere GPS, a division of CSI Wireless, designs and manufactures innovative, cost-effective GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets and owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

**For more information, please contact:**


John Bohlke
Product Marketing Manager
Hemisphere GPS
Phone: (480) 348-9919
E-mail: jbohlke@hemisphergps.com
www.hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com